Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

AMENDMENT NO. 1

TO

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2000

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.

AMENDMENT NO. 1
FORM U5S - ANNUAL REPORT
For the Year Ended December 31, 2000

This Amendment No.1 to Dominion Resources, Inc. (the Company) Form U5S Annual Report for the year ended December 31, 2000, is being filed in connection with the following:

  Certain authorized officers named in the tax allocation agreement in Appendix A in Exhibit D, (Exhibit 99.3 for EDGAR purposes) were changed for certain companies. The corrected Appendix A is being filed as an amendment.
  The consolidated financial statements for the Latin America Energy and Electricity Fund I, L.P. for the year ended December 31, 2000 are included as part of Exhibit I-4 (Exhibit 99.7 for EDGAR purposes) to the Form U5S. These financial statements are being filed as an amendment because they were not available as of May 1, 2001, the date of the filing of the Company's 2000 Form U5S.

SIGNATURE

 The registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC. (Registrant)

By:	/s/ STEVEN A. ROGERS Steven A. Rogers Vice President, Controller and Principal Accounting Officer

 June 13, 2001